The Cookie Department, Inc.
Profit and Loss
January - December 2020

		Total
Income		
Discounts given		-18.72
Rebate Allowance		-273.48
Sales Discounts		-26,410.97
Total Discounts given	-$	26,703.17
Hubba Income		52.63
KETO Sales		209,500.74
QuickBooks Payments Sales		-1,216.00
Sales		3,918.42
Event Income		1,475.66
Online Sales		51,441.36
Total Sales	$	56,835.44
Shipping and Delivery Income		-179.00
Total Income	$	238,290.64
Cost of Goods Sold		
Cookie Production		30,768.29
COG Awaken Baked		136.80
COG Cake Walk		67,515.71
COG Champion Chip		17,570.96
COG Chocolate Chip Nookie		245.28
COG Great Full		782.60
COG Mint Condition		26,699.44
Total Cookie Production	$	143,719.08
Cost of Goods Sold		454.00
Film and Packaging		3,519.23
Storage & Fulfillment		10,795.14
Freight Costs		3,086.24
Shipping & Delivery		15,317.91
Storage		40.00
Total Storage & Fulfillment	$	29,239.29
Total Cost of Goods Sold	$	176,931.60
Gross Profit	$	61,359.04
Expenses		
Depreciation Expense		1,136.88
Operating Expenses		
Bank Service Charges		393.29
Business Licenses and Permits		175.00
Computer and Internet Expenses		656.56
Fundbox Fees		2,563.62

General & Administrative		
Discount Terms		603.80
Discount Terms - Distributor		550.00
Total Discount Terms	$	1,153.80
Total General & Administrative	$	1,153.80
Insurance Expense		5,324.17
Health Insurance		181.95
Total Insurance Expense	$	5,506.12
Marketing		4,263.90
Advertising & Promotion		12,691.75
Creative Services		3,302.50
Digital Marketing		2,526.81
Marketing Professional		363.60
Printing and Reproduction		821.00
Sales Support		99.00
SEO Services		-50.00
Trade Shows		1,178.08
Total Marketing	$	25,196.64
Meals and Entertainment		1,094.41
Office & Computer Supplies		1,991.91
Parking & Tolls		15.00
Postage		1,220.37
Professional Fees		
Accounting Fees		4,140.00
Legal Fees		25.00
Total Professional Fees	$	4,165.00
QuickBooks Payments Fees		491.34
Research & Development		8,015.57
Sales Expense		8,071.20
Bill Back		396.80
Commission		889.34
Merchant Account Fees		6,307.01
Total Sales Expense	$	15,664.35
Software		3,197.46
Telephone		2,736.19
Travel Expense		1,369.01
Transportation Expense		159.14
Total Travel Expense	$	1,528.15
Utilities		1,380.86
Total Operating Expenses	$	77,145.64
Research & Developmentch		0.00
Taxes Paid		
FTB		800.00

Total Taxes Paid	$	800.00
Total Expenses	$	79,082.52
Net Operating Income	-$	17,723.48
Other Income		
Cash Back Rewards		11.97
Interest Income		0.03
Total Other Income	$	12.00
Other Expenses		
Interest Expense		25,219.95
Total Other Expenses	$	25,219.95
Net Other Income	-$	25,207.95
Net Income	-$	42,931.43